Exhibit 99.2

Multi Ways Holdings Announces First Half 2024 Unaudited Financial Results, Provides Corporate Updates

NEW YORK, NY, December 31, 2024 (GlobeNewswire) — Multi Ways Holdings Limited (“Multi Ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announces first half 2024 unaudited financial results and provides corporate updates.

Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways, commented, “In the first half of 2024, we navigated a challenging landscape marked by constraint on the container supply, intensified competition, and shifting buyer preferences. Despite a marginal decrease in net revenue, it’s noteworthy that our gross profit margin improved to 33.09%, demonstrating our resilient to optimisation on our key revenue stream. We’ve also observed a growing trend of buyers opting for rentals, which account for 25.0% of our revenue. While our net income improved in the first half of 2024 was primarily attributable to the non-recurring of fee in connection with the initial public offering exercise incurred for the six months ended June 30, 2023, we have proactively adapted to these market dynamics to ensure the sustainability of our business for the rest of the year.”

“Looking ahead to 2025, several recent announcements related to major infrastructure projects commencing construction next year leave us optimistic about the future of our business, including expansion works on the Woodlands Checkpoint to five times its size will begin in 2025, and the first phase, comprising an extension at the Old Woodlands Town Centre and Bukit Timah Expressway, is targeted to be completed progressively from 2028.

“We remain dedicated to delivering value to our shareholders, customers, and employees, and are confident in our ability to navigate any challenges and seize the opportunities that lie ahead,” concluded Mr. Lim.

First Half 2024 Financial Highlights

● For the six months ended June 30, 2024, our net revenue marginally decreased 1.95% to $14.09 million, compared to $14.37 million for the six months ended June 30, 2023. The decrease in net revenue was largely due to several factors, including:

○ Disruption on the containers supply due to the middle east war.

○ Greater competition in the procurement of high-demand machinery due to limited supplies has led to greater lead time for machinery delivery.

○ Buyers being more cautious and opting for rentals – rental revenue as a percentage of total revenue increased to 25.0% in the first half of 2024 versus 14.7% in the first half of 2023.

● Gross profit was approximately $4.66 million, with a 33.09% profit margin, for the first six months of 2024, compared with gross profit of $4.29 million, with a 29.85% profit margin for the first six months of 2023.

● Net income was approximately $0.08 million for the first six months of 2024, compared with a net loss of $4.75 million for the first six months of 2023.

Cash Flows Summary

● Cash and cash equivalents were approximately $3.66 million as of June 30, 2024, compared to approximately $7.08 million as of June 30, 2023.

● Cash used in operating activities for the six months ended June 30, 2024, was approximately $8.03 million, compared to cash used in operating activities of approximately $7.03 million for the six months ended June 30, 2023.

● Cash used in investing activities for the six months ended June 30, 2024, was $0.18 million, a decrease of $3.72 million compared to cash used in investing activities of $3.90 million for the six months ended June 30, 2023, primarily consisting of non-recurring of investment in equity securities and absent of additional right-of-use assets.

● Cash provided by financing activities for the six months ended June 30, 2024, was approximately $5.22 million, compared to approximately $14.81 million for the six months ended June 30, 2023. On April 5, 2023, the Company completed its initial public offering, which generated gross proceeds of $15.1 million before deducting any underwriting discounts or expenses.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com